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April 27, 2010

VIA EDGAR, UPS AND FACSIMILE — (703) 813-6986

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
John Harrington, Staff Attorney
Kyle Moffatt, Accountant Branch Chief
Kathryn Jacobson, Staff Accountant

Re:	ReachLocal, Inc.
Registration Statement on Form S-1 (File No. 333-163905)

Ladies and Gentlemen:

On behalf of ReachLocal, Inc. (the “Company” or “ReachLocal”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2009 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes eight copies of Amendment No. 3, four of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 3 has been revised to reflect the Company’s responses to the comments received by facsimile on March 3, 2010 from the staff of the Commission (the “Staff”) and also includes revisions reflecting recent developments in the Company’s business.

For ease of review, we have set forth below each of the numbered comments of your most recent letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 3.

April 27, 2010 Page 2

1.	We note your disclosure on page 82 that you did not benchmark total compensation or any element of compensation against the peer group. However, from your disclosure on page 83, it appears that you did benchmark both cash compensation and equity compensation. Please clarify this disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 88 to clarify that neither management’s nor the compensation consultant’s recommendations to the compensation committee regarding compensation for 2008 were set by reference to compensation paid by the Company’s peer companies, but were formulated independently and subsequently reviewed in light of peer group data. The Company’s compensation committee reviewed these recommendations against the peer group data and determined the recommendations to be reasonable.

2.	Please confirm that the compensation committee did not make any material discretionary adjustments pursuant to its authority described in the first paragraph on page 87 in determining 2009 cash bonuses. Alternatively, disclose and explain such adjustments.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 92 to confirm that the compensation committee did not make any discretionary adjustments in determining 2009 cash bonuses.

*    *    *    *

Please do not hesitate to contact me by telephone at (213) 891-8640 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Bradley A. Helms

Bradley A. Helms

of LATHAM & WATKINS LLP

Enclosures

cc:	Zorik Gordon, ReachLocal, Inc.
Adam F. Wergeles, Esq., ReachLocal, Inc.
Christopher L. Kaufman, Esq., Latham & Watkins LLP

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